SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 20 March 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

News Release

March 20, 2012

Ivanhoe Mines announces 2011 financial results

and review of operations

Oyu Tolgoi copper-gold-silver project on track to start

initial production in third quarter of 2012

SINGAPORE — Ivanhoe Mines Ltd. today announced its financial results for the year ended December 31, 2011. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•

Overall construction of the first phase of the Oyu Tolgoi copper-gold mining complex in southern Mongolia was 72.7% complete at the end of February 2012 and remains on track to meet the mine’s targeted start of initial production in Q3’12. Commercial production is projected to begin in the first half of 2013.

•	Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of 2011 was approximately $4.0 billion.

•

Arrangements are proceeding to ensure that electrical power from China will be available for the start of initial production that presently is expected in Q3’12. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. Construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011.

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Oyu Tolgoi’s total site-based construction workforce peaked at 14,760 in October 2011. At the end of 2011, approximately 6,550 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,600 Mongolians participating in offsite training.

•

Pre-stripping of the Oyu Tolgoi open pit is ahead of schedule, which will allow for the delivery of ore to the primary crusher ahead of schedule. This will enable the pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits to begin in April 2012.

•

Installation of the two ore-processing production lines in the Oyu Tolgoi concentrator and pre-commissioning works are progressing ahead of plan. The concentrator, which will have an initial capacity of 100,000 tonnes per day, was 73.2% complete at the end of 2011, ahead of the planned completion of 68.6%.

•

Construction of Shaft #2 at the Hugo North underground mine is progressing well. The headframe and ancillary buildings were 81.5% complete at the end of 2011 and ahead of schedule. Shaft-sinking activities began in December 2011 and the bottom now is approximately 120 metres below surface.

•

Non-binding memorandums of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3’11. Contracts are expected to be finalized with these smelter companies during the next several months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion.

•

Ivanhoe Mines, Rio Tinto, a core lending group and their respective advisers are continuing to work together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project. Ivanhoe Mines’ objective is to sign loan documentation in Q3’12.

•

During 2011, Ivanhoe Mines’ 58%-owned subsidiary, SouthGobi Resources Ltd. (SGQ: TSX; 1878: HK), had sales of approximately 4.0 million tonnes of coal at an average realized selling price, before royalties and selling fees, of approximately $54 per tonne. Revenue, net of royalties and selling fees, increased from $79.8 million in 2010 to $179.0 million in 2011 due to the increased sales volumes and increased selling prices for individual coal types.

•

On March 8, 2012, Ivanhoe Mines’ 59%-owned subsidiary, Ivanhoe Australia Limited (IVA: ASX, TSX), began initial production of copper and gold concentrate at its Osborne mine and processing facilities south of Cloncurry, in northwestern Queensland. The start-up at Osborne is an important strategic step for Ivanhoe Australia, advancing the company from an explorer to a producer.

•

Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd., is advancing the Kyzyl Gold Project in Kazakhstan. In February 2012, Altynalmas announced the results of an independent feasibility study.

•

In 2011, Ivanhoe Mines expensed $282.6 million in exploration activities, compared to $218.6 million in 2010. In 2011, most of Ivanhoe Mines’ exploration activities were focused in Mongolia and Australia.

•	Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2011, was $998.1 million. As at March 19, 2012, Ivanhoe Mines’ consolidated cash position was $917.7 million.

MONGOLIA

OYU TOLGOI COPPER-GOLD PROJECT (66% owned)

The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. During 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $2.8 billion, which included development costs. In 2011, Ivanhoe Mines incurred exploration expenses of $31.8 million at Oyu Tolgoi, compared to $83.4 million incurred in 2010.

Construction of the Oyu Tolgoi copper-gold complex is advancing toward its planned start-up in 2012 and commercial production in the first half of 2013

The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Initial production of copper-gold-silver concentrate is expected in Q3’12 and commercial production is projected to begin in the first half of 2013.

In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit. The throughput capacity of the concentrator plant is expected to be between 150,000 and 160,000 tonnes of ore per day when the underground mine begins production.

Fluor Corporation is in charge of overall Oyu Tolgoi construction program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings.

Progress continuing to be made on supply of interim electrical power

The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Ivanhoe Mines has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in Q3’12. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of the transmission towers along the 95-kilometre section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity is being provided, with expansion planned for April 2012 to meet the project’s more immediate requirements during the remaining stages of construction.

In November 2011, the Mongolian government provided Oyu Tolgoi LLC with a cabinet resolution allowing for the future construction by Oyu Tolgoi LLC of a coal-fired power plant in Mongolia dedicated to the Oyu Tolgoi Project. Such a plant would require certain Mongolian government permits, the negotiation of commercial agreements with the Mongolian government and coal suppliers, and the arrangement of financing for the accelerated construction. If the establishment of a dedicated power plant is required for the early production at Oyu Tolgoi, the required revisions to the construction schedule for the Oyu Tolgoi Project could adversely affect the project’s ability to achieve the planned start of commercial production in 2013. Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2012 and the financing that would be required for such a plant is not contemplated as part of the Company’s current financing plan. The Heads of Agreement signed with Rio Tinto in December 2010 provided that if construction of a 50-megawatt, or greater, power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

Overall construction of the Oyu Tolgoi Project 70% complete at the end of 2011

Overall construction of Oyu Tolgoi’s first phase of development reached 70.0% completion at the end of 2011 and had advanced to 72.7% completion at the end of February 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of 2011 was approximately $4.0 billion.

Among major updates for 2011 and plans for Q1’12:

•

Pre-stripping of overburden began in August 2011 as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits. Pre-stripping is progressing ahead of schedule. Ore from the open-pit is expected to be available for pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits in April 2012, ahead of the previously planned date of June 15, 2012. Diesel generators on site will supply the power for this pre-commissioning work.

•	Construction of the concentrator was 73.2% complete at the end of 2011, ahead of the planned completion of 68.6%. One of two SAG mills and two of four ball mills were assembled and aligned.

•

Line #1 of the concentrator is on track to be completed and pre-commissioned by August 15, 2012. Line #2 is on track to be completed and pre-commissioned by October 31, 2012. Commissioning of the concentrator’s Line #1 circuit with mined ore will depend on the availability of power from China.

•

The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during 2011. Lateral mine development 1,300 metres below surface at Hugo North is on schedule and achieved an advance during 2011 of 6,460 metres, for a total of 10,241 metres completed since tunnelling started in 2008. Underground lateral development was suspended as planned in February 2012 to enable the upgrade of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

•

Shaft #2 construction is progressing well. The headframe and ancillary buildings were 81.5% complete at the end of 2011 and ahead of schedule. Sinking of the shaft began in December 2011 and the bottom now is approximately 120 metres below surface.

•

Oyu Tolgoi’s total site-based construction workforce peaked at 14,760 in October 2011. At the end of 2011, the workforce on site totalled 11,508; approximately 6,550 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,600 Mongolians participating in offsite training.

•

Progress of the construction of off-site facilities and infrastructure reached 66.9% at the end of 2011, which was behind the planned completion of 68.5%. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, and the deferral of the stringing of transmission cables on the power line to the Mongolia-China border until spring 2012. Facilities required for the production of the first ore are on schedule.

•

Non-binding memorandums of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3’11. Contracts are expected to be finalized with these smelters during the next several months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

Phase one construction budget

In December 2010, Ivanhoe Mines announced its approval of a $2.3 billion capital budget for 2011 — the peak year of construction activity on the first phase of the Oyu Tolgoi Project. An additional $150 million budget for operation of the Ulaanbaatar office during 2011 and $100 million for the second tax prepayment that was made to the Mongolian government in June 2011 also were approved, bringing the total budget for 2011 to $2.6 billion. A total of $3.0 billion was spent in 2011— over the budgeted spending due to the strategy of bringing certain activities forward into 2011, which resulted in certain activities being ahead of schedule.

The 2011 capital budget was a key component of an overall phase-one control budget of $6.0 billion. The scope of work for the phase-one project was to bring the initial, 100,000 tonne-per-day concentrator into production, with the required infrastructure and operational team to begin commercial production in 2013. The phase-one project also includes underground lateral development until June 2012 and the completion of Shaft #2, which are essential to the continued development of the high-value underground mine at Oyu Tolgoi. The phase-one control budget had no provision for foreign exchange variances and, as of the end of 2011, the calculated, actual foreign exchange exposure was $87 million. The forecast total foreign exchange exposure on phase-one is approximately $170 million.

With approved scope changes of $37 million to date, the phase-one current budget is $6.0 billion. A Definitive Forecast Final Cost will be completed in March 2012 and is expected to be approximately $6.2 billion, or 3% over budget, excluding foreign exchange exposures but including $122 million in project contingencies to mitigate the remaining risks on the project.

The budget forecast for the phase-one project in 2012 is $2.1 billion, which would increase the total phase-one spending to bring Oyu Tolgoi into commercial production in 2013 to $6.1 billion. The increase in the 2012 forecast budget primarily is due to increased infrastructure costs, transmission-line construction delays and changes in contracting strategy.

The Oyu Tolgoi Board of Directors approved the first six months of 2012’s budgeted expenditures in December 2011 and the balance of the 2012 budget in March 2012.

Capital invested in phase-one construction to support future expansion

The engineering and construction stages have recognized the need to accommodate a major increase in ore-processing capacity in the future, while minimizing potential disruption to operations that will be underway. Wherever possible, the Oyu Tolgoi Project has taken the opportunity to consider allowing for future expansion with minimal impact on operations.

The Oyu Tolgoi Project’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, the Oyu Tolgoi Project has constructed a third ore-reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50-60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, could supply water for processing up to 160,000 tonnes of ore per day. The Oyu Tolgoi Project’s plans also have allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Ongoing studies are examining options to process additional ore.

Pre-stripping of open-pit mine started as planned in August 2011

Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine began on schedule in August 2011. Work began with the hauling of clay material to the tailings-storage facility and construction of infrastructure, including roads, laydowns and access ramps. Commissioning of the initial open-pit mining fleet began in September 2011 with the release of the first Bucyrus RH340 hydraulic shovel and Komatsu 930E haul trucks. Deliveries, assembly and commissioning of heavy mobile equipment are ongoing and all operational-readiness activities are on schedule. The full fleet of 28 trucks is expected to be in operation in August 2012.

At the end of 2011, a total of 13.2 million tonnes of overburden had been moved, approximately 80,000 metres had been drilled and more than 3,000 tonnes of explosives had been used in blasting.

Underground development of Hugo North Mine continued successfully in 2011

The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during 2011. Lateral mine development 1,300 metres below surface at Hugo North achieved an advance during 2011 of 6,460 metres, for a total of 10,241 metres completed since tunnelling started in 2008. Underground lateral development was suspended as planned in February 2012 to permit the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

The first ventilation raise pilot-hole broke through to the 1,300-metre level in Q2’11. Initial reaming from the 1,300-metre level proved difficult and additional concrete grouting was applied to stabilize the ground. The first ventilation raise hole was stabilized and work started to re-establish the pilot hole. A second raise pilot-hole was drilled through from surface to the 1,300-metre level. The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in 2013 to enable the installation of the ore-handling system and production from the first lift of the Hugo North block-cave mine.

Comprehensive financing plan under discussion with Rio Tinto

A team of Ivanhoe Mines management executives, independent directors and advisers presented a comprehensive financing plan to Rio Tinto in February 2012 for the completion and start-up of the Oyu Tolgoi Project in Mongolia.

Rio Tinto and Ivanhoe Mines exchanged proposals and have been working together in an attempt to reach agreement on a comprehensive financing approach that would accommodate their mutual interest of advancing Oyu Tolgoi’s development.

Ivanhoe Mines has invested more than $5.0 billion in Oyu Tolgoi’s exploration and development during the past decade. The expenditures have been financed through a combination of equity and short-term debt facilities. A proposed major, project-financing facility has been under negotiation for more than a year.

On March 18, 2012, the Ivanhoe Mines Board of Directors approved a conditional comprehensive financing plan that contains three principal elements: project finance, bridge finance and equity.

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The cornerstone of the financing plan continues to be a $4.0 billion project-finance facility, which now is in an advanced stage of discussion with a core lending group comprised of European Bank for Reconstruction and Development, Export Development Canada, International Finance Corporation, BNP Paribas and Standard Chartered Bank. US Ex-Im Bank and its adviser, Standard Bank, the World Bank Group’s Multilateral Investment Guarantee Agency and the Australian Export Finance and Insurance Corporation have joined the lender group and are finalizing their due diligence processes with a view to supporting the financing. The company’s objective is to sign loan documentation in Q3’12.

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Ivanhoe Mines is seeking the required approvals for the project-finance facility from Erdenes Oyu Tolgoi LLC (Erdenes OT) and the Mongolian government. Erdenes OT, which holds the Mongolian government’s 34% stake in Oyu Tolgoi, has appointed a legal adviser.

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Ivanhoe Mines has approved a facility to be provided by a major international bank as an interim, bridge-financing measure. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto. Alternative bridge-financing arrangements proposed by Rio Tinto also are being considered. The bridge-financing facility would be in addition to the existing $1.8 billion interim funding facility previously provided by Rio Tinto. The Rio Tinto interim funding facility and any additional bridge-financing facilities are expected to be repaid from the planned project-finance facility.

•	A number of equity financing alternatives, including a possible rights offering, also are being considered.

During 2011, project finance activities focused on the following:

•

Term sheet. Negotiations on the term sheet are advancing, with further discussions scheduled for late March 2012 with lenders, who are close to finalizing their financial model. The other due diligence work streams are progressing and are expected to be finalized in the coming months. Agreement in principle on completion testing has been reached with lenders, although certain aspects remain subject to further discussions, most particularly the finalization of covenant ratios associated with the financial model.

On other outstanding term-sheet points, the scope of certain financial definitions and ratios, sponsor covenants and permitted Rio Tinto senior debt remain outstanding, with further discussions to be held to finalize these points.

•

Syndication. Finalization of the detailed financing plan that would be taken forward for syndication beyond the current lender group began in December 2011 and is a key focus for the first half of 2012.

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Oyu Tolgoi LLC Working Group. With the project financing moving toward conclusion, Oyu Tolgoi LLC now has taken a lead role and has added resources to help finalize the terms. A key part of process will be the approval by the Oyu Tolgoi LLC Board of Directors of the project finance facility; workshops have been held with Erdenes OT in preparation for a vote.

•

Environmental Social Impact Assessment (ESIA). The ESIA, required by the potential lenders, is nearing completion; it will be released for public review following its formal approval by the Oyu Tolgoi LLC Board of Directors, which could occur in the coming weeks. ESIA information workshops have been held with Erdenes OT and representatives of the Mongolian government.

•	Other due-diligence work streams are progressing and currently do not pose any material issues or delays for the project financing.

Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

Ivanhoe Mines drawing down on Rio Tinto Interim Funding Facility

In December 2010, Rio Tinto committed to provide Ivanhoe Mines with an initial, non-revolving, interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi construction while a project-finance package was being negotiated. The interim funding facility is intended to be refinanced with funds to be provided under the project-finance package. The interim facility is on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.

In December 2011, Ivanhoe Mines made its first draw on the facility. A total of $400.7 million had been drawn down by December 31, 2011, which increased to $972.1 million as at March 19, 2012.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi Project’s staffing strategy for the start of operations in July 2012 continues to rely heavily on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase. As of the end of January 2012, 70 Oyu Tolgoi contractors were employing more than 6,000 Mongolians. In total, the Oyu Tolgoi Project was providing jobs for 7,800 Mongolians, including 360 trainees enrolled at four selected Mongolian technical and vocational education training schools and in apprenticeship training with two major vendors, Transwest and Wagner Asia. In addition, 3,300 Mongolians are participating in a special government employee-training program, funded by Oyu Tolgoi, which is adding to Mongolia’s overall skills-development pool.

Oyu Tolgoi has committed more than $85.0 million in funding over five years for education and training programs in Mongolia.

Exploration drilling at Oyu Tolgoi continued in 2011

During 2011, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project, completing 50,130 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 10,560 metres of underground geotechnical drilling and 30,059 metres of surface exploration diamond drilling.

Five rigs are conducting surface exploration drilling at Oyu Tolgoi. Two of these rigs are delineating an initial resource estimate for the Heruga North Deposit, a 2.5-kilometre, mineralized extension of the Heruga Deposit, which extends northward from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits.

MONGOLIA

SOUTHGOBI RESOURCES (58% owned)

Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

Sales and operations

In 2011, SouthGobi had sales of approximately 4.0 million tonnes of coal at an average realized selling price, before royalties and selling fees, of approximately $54 per tonne. This was an improvement over the sale of approximately 2.5 million tonnes in 2010 at an average realized selling price, before royalties and selling fees, of $35 per tonne. Revenue, net of royalties and selling fees, increased from $79.8 million in 2010 to $179.0 million in 2011 due to the increased sales volumes and increased selling prices for individual coal types – a 52% increase for raw, semi-soft coking coal and a 47% increase for raw, higher-ash coal.

In 2011, SouthGobi produced 4.6 million tonnes of raw coal with a strip ratio of 3.63 compared to 2.8 million tonnes of raw coal produced in 2010 with a strip ratio of 3.47. Mining capacity increased in 2011 due to the commissioning of additional mining equipment. Mining activities also commenced in the Sunrise Pit during Q3’11. In 2010, production also was negatively impacted by the Sunset Pit realignment in the first half of 2010, which required substantial, above-trend waste removal that resulted in lower production volumes.

SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne published monthly by the Government of Mongolia. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale additional royalty of up to 5% based on the set reference price of coal. Based on the reference prices over 2011, SouthGobi was subject to an average 8% royalty, based on a weighted average reference price of $99 per tonne. SouthGobi’s effective royalty rate for 2011, based on its average realized sales price of $54 per tonne, was 15%.

Cost of sales was $168.2 million in 2011, compared to $94.8 million in 2010. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. The increase from 2010 was due to higher sales volumes and higher unit costs.

Coal processing

In February 2012, SouthGobi successfully commissioned and started up the dry-coal handling facility (DCHF) at the Ovoot Tolgoi Mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The facility includes a 300-tonne-capacity dump hopper, which receives ROM coal to feed a rotary breaker, and screens that size coal to a maximum of 50 millimetres and reject oversize ash. The DCHF will be upgraded during 2012 to include dry-air separation, as well as covered load-out conveyors with fan stackers to transfer processed coals to stockpiles that will enable blending.

In July 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd. (Ejin Jinda), a subsidiary of China Mongolia Coal Co. Ltd., to toll-wash coal from the Ovoot Tolgoi Mine. The five-year agreement, expected to begin in Q2’12, provides for an annual washing capacity of approximately 3.5 million tonnes of raw coal.

Ejin Jinda’s washing facility is approximately 10 kilometres inside China from the Mongolia-China border crossing, approximately 50 kilometres from the Ovoot Tolgoi Mine. Medium- and higher-ash coals processed through the DCHF will be transported from the Ovoot Tolgoi Mine to the washing facility. Based on preliminary samples, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications.

Sale of Tsagaan Tolgoi property

On March 5, 2012, SouthGobi announced an agreement to sell its Mongolian thermal coal property, the Tsagaan Tolgoi Deposit, to Modun Resources Limited (Modun), a company listed on the Australian Stock Exchange. Under the transaction, SouthGobi expects to receive $30 million of total consideration, comprising $7.5 million up-front in cash, $12.5 million up-front in Modun shares and deferred consideration of an additional $10.0 million also payable in Modun shares.

AUSTRALIA

IVANHOE AUSTRALIA (59% owned)

Production of copper and gold has begun at Osborne Mine

Ivanhoe Australia announced on March 8, 2012, that it had joined the ranks of producing companies with its successful, ahead-of-schedule start-up of the Osborne copper-gold mine and processing complex in northwestern Queensland.

Following initial production of concentrate on February 28, 2012, Osborne officially began regular operations on March 7, 2012, with the achievement of steady-state production of copper-gold concentrate and the dispatch of the first truckload of concentrate to the port at Townsville, on Australia’s east coast.

Production throughput at the Osborne plant for 2012 is expected to be approximately 700,000-900,000 tonnes of ore, increasing to 1.8-2.0 million tonnes in 2013.

Ivanhoe Australia acquired the Osborne complex less than 18 months ago and is developing the Kulthor underground resource to help supply the plant.

Ivanhoe Australia is continuing exploration and resource definition work near the mine at Osborne and also to the north, along the Starra Line, to expand Ivanhoe Australia’s understanding and definition of the field, reinforcing confidence in the projected mine life of 15 to 20 years.

In January 2011, the Ivanhoe Australia board approved A$30 million of capital to develop the Osborne and Kulthor underground resources. Underground development work began in Q2’11 and a total of 2,412 metres had been completed by the end of 2011 – 1,511 metres at Kulthor and 901 metres at Osborne.

All major refurbishment work on the Osborne concentrator and shaft was completed by the end of 2011. Decline development work began at Starra 276, a deposit that is expected to form one of the key ore sources for the Osborne complex in 2013.

In September 2011, Ivanhoe Australia released preliminary results from the Osborne Copper-Gold Study, followed by the release of the final results on October 28, 2011, and the filing of the NI 43-101-compliant technical report on www.sedar.com. The Preliminary Economic Assessment, an NI 43-101-compliant technical report, evaluated ore sources only for an initial four-year period.

Work also progressing on three other main projects

Ivanhoe Australia also is continuing to advance its three other core projects: the Merlin molybdenum and rhenium project, the Mount Dore cathode copper project and the Mount Elliott copper-gold project. All the projects are on granted mining leases.

During 2011, work focused on:

•	construction of the Merlin decline and accessing the Little Wizard Deposit;

•	completion of the Osborne Copper-Gold Study, Merlin Pre-Feasibility Study and Mount Dore Scoping Study; and

•	the start of a scoping study for Mount Elliott.

Ivanhoe Australia incurred exploration expenses of $166.5 million in 2011, compared to $73.8 million in 2010. The $92.7 million increase was largely due to work on the Merlin decline tunnel, underground work at the Osborne and Kulthor deposits, drilling programs and work on the various ongoing studies.

Merlin molybdenum and rhenium project

The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit, starting near the surface and dipping eastward at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The mineralization zone consists of high-grade breccias and a lower-grade, generally thicker, disseminated zone. Mineralization thins to the north, where the copper, zinc and gold content increases; to the south, it flattens and pinches out. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.

On October 28, 2011, Ivanhoe Australia announced final results of the Merlin Pre-Feasibility Study, which demonstrated that the project is expected to provide strong, long-term cash flows. The NI 43-101-compliant technical report is filed on www.sedar.com. The Merlin Feasibility Study is underway.

Construction of the decline to access the Merlin Deposit continued on time and on budget during the year. The first phase of the decline’s development was completed in January 2012. The second phase of development will begin upon completion of the feasibility study and receipt of project approval.

Access to the very-high-grade Little Wizard Deposit was achieved in late December 2011. A cross-cut completed through the Little Wizard Deposit visually confirmed that the high-grade mineralized zone is wider than was estimated in the Mineral Resource modelling. In addition, mining of the cross-cut has identified that ground conditions at Little Wizard are marginally better than expected. Assays are pending on samples taken from the cross-cut; bulk samples also will be taken from the cross-cut for metallurgical and roaster testwork.

Mount Dore cathode copper project

The scoping study for the Mount Dore cathode copper project was completed and released in September 2011. The study indicated that the project is expected to provide robust, long-term cash flows for a moderate capital outlay. The project pre-feasibility study, which began during Q3’11, is expected to be completed in late March or early April 2012.

Mount Elliott copper-gold project

The Mount Elliott Project hosts three principal zones of copper-gold mineralization: Mount Elliott, the South-West Anomaly (SWAN) and South-West Elliot (SWELL).

In 2011, Ivanhoe Australia commenced work on the Mount Elliott Scoping Study that will evaluate mining and processing options for the large-tonnage deposit and identify its future development path, including additional resource drilling, metallurgical test work and infrastructure requirements. All technical work for the study was largely completed by the end of 2011. The results indicate that there is potential for development of an open pit to recover the remaining pillars from the previous Mount Elliott underground mine and either sub-level open-stoping, or large block-caving, of the SWAN mineralization. The open-pit ore could be trucked to Osborne for processing or used as initial feed for the Mount Elliott processing plant. The study is expected to be completed in late March or early April 2012.

Regional exploration

Ivanhoe Australia holds 40 Exploration Permits for Minerals (EPMs) covering a total of 4,487 square kilometres and 17 Mining Leases covering a total of 104.8 square kilometres. Ivanhoe Australia also has 17 EPM applications in process, covering 2,331 square kilometres, and three ML applications in process, covering 10.6 square kilometres. Exco joint venture EPMs total 541 square kilometres and the Goldminco/Ivanhoe (Osborne) joint venture EPM covers 16 square kilometres.

Exploration in 2011 included 34,076 metres of diamond drilling, compared to 23,296 metres in 2010, and 12,971 metres of reverse-circulation drilling, compared to 15,115 metres in 2010. Exploration in 2011 focussed on increasing resources available for the Osborne Copper-Gold Project, exploring for iron-oxide-copper-gold deposits and targeting Merlin-style molybdenum-rhenium deposits.

Investment bank UBS appointed to advise on ongoing strategic partnership process

In January 2012, Ivanhoe Australia appointed UBS Investment Bank to assist with inviting and evaluating proposals from potential strategic partners to participate in the development of its Cloncurry project portfolio. Ivanhoe Australia has been actively pursuing a range of alternatives and strategic partnerships to secure the long-term funding required to advance the development of its Cloncurry projects and extend its aggressive exploration program. A number of corporate entities are engaged in the process and these discussions are continuing.

KAZAKHSTAN

Kyzyl Gold Project (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project.

In February 2012, Altynalmas released the results of an independent feasibility study for its Kyzyl Gold Project in northeastern Kazakhstan. International mining consultant Roscoe Postle Associates has completed an independent NI 43-101-compliant technical report on the Kyzyl Gold Project based on a feasibility-study-level report completed by Fluor Canada and subsequent optimization studies undertaken by Hatch Mining and Metals Canada. The project encompasses the re-development of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology, and supporting mine infrastructure. The technical report is expected to be filed by the end of March 2012 on www.sedar.com.

Additional highlights from the work in 2011 included:

•	the successful completion of performance testing of a metallurgical process that recovers at least 88% of contained gold; and

•	the development of an innovative and proprietary ore treatment process that produces an environmentally stable, iron arsenate mineral by-product that meets international environmental standards.

Exploration continuing; 40,000 metres of drilling planned for 2012

Altynalmas Gold is continuing its drilling program at the Kyzyl Gold Project. Total exploration drilling for 2011 amounted to 84,552 metres, of which 62,562 metres were drilled on the Bakyrchik Mining Licence #737. During Q2’11, drilling began on the satellite deposits within the Kyzyl Gold Project’s Exploration Licence #27, resulting in the drilling of 21,990 metres. Assay results from the 2011 drilling on the Exploration Licence are pending. Exploration drilling in 2012 is budgeted to be 40,000 metres.

REVIEW OF OPERATIONS

In 2011, Ivanhoe Mines recorded a net loss of $570.4 million ($0.83 per share), compared to a net loss of $211.5 million ($0.42 per share) in 2010, which was an increase of $358.9 million. Results for 2011 mainly were affected by $282.6 million in exploration expenses; $168.2 million in cost of sales; $100.8 million in general and administrative expenses; $16.8 million in foreign exchange losses; a $432.5 million change in fair value of a derivative relating to the rights offering; a $9.1 million loss from discontinued operations and $11.0 million in interest expense. These amounts were offset by $179.0 million in coal revenue; a $106.5 million change in the fair value of SouthGobi’s embedded derivatives; a $103.0 million gain on settlement of a long-term note receivable; a $17.2 million share of income of significantly influenced investees; and $22.1 million in interest income.

Exploration expenses of $282.6 million in 2011 increased $64.0 million from $218.6 million in 2010. Exploration expenses included $106.5 million spent in Mongolia ($134.5 million in 2010), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $166.5 million incurred by Ivanhoe Australia ($73.8 million in 2010). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.

Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2011, was $998.1 million. As at March 19, 2012, Ivanhoe Mines’ consolidated cash position was $917.7 million.

Qualified Person

Disclosure of a scientific or technical nature in this release and the Company’s MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P. Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.

SELECTED ANNUAL FINANCIAL INFORMATION

This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

	September 30,	September 30,	September 30,
($ in millions of U.S. dollars, except per share information)	Years ended December 31,
	2011	2010	2009
Revenue	$179.0	$79.8	$36.0
Cost of sales	(168.2)	(94.8)	(29.4)
Exploration expenses	(282.6)	(218.6)	(177.1)
General and administrative	(100.8)	(84.4)	(45.8)
Foreign exchange (losses) gains	(16.8)	8.7	34.1
Change in fair value of derivative	(432.5)	135.7	—
Change in fair value of embedded derivatives	106.5	100.6	(45.0)
Loss on conversion of convertible credit facility	—	(154.3)	—
Write-down of carrying value of long-term investments	(9.6)	(0.5)	—
Gain on sale of long-term investment	10.6	—	1.4
Gain on settlement of note receivable	103.0	—	—

Net loss from continuing operations	$(561.3)	$(218.1)	$(276.6)
Net (loss) income from discontinued operations	(9.1)	6.6	(3.6)

Net loss	$(570.4)	$(211.5)	$(280.2)

Net loss per share from continuing operations	$(0.82)	$(0.43)	$(0.68)
Net income (loss) per share from discontinued operations	(0.01)	0.01	(0.01)

Net loss per share	$(0.83)	$(0.42)	$(0.69)

Total assets	$6,136.8	$3,218.5	$1,534.7

Total long-term financial liabilities	$599.3	$302.4	$583.0

Ivanhoe Mines’ results for the year ended December 31, 2011, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.

Copies of Ivanhoe Mines’ 2011 Annual Report containing the audited financial statements, and Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), will be available on March 20, 2012, at www.ivanhoemines.com on the Financial and Technical Reports page under the Investors section.

Shareholders also may request a hard copy of the Annual Report free of charge by contacting our investor relations department by phone at +1-604-688-5755 or by email at info@ivanhoemines.com.

Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830

Website: www.ivanhoemines.com

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Ivanhoe Mines’ beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that initial production from the Oyu Tolgoi Project is projected to begin in Q3’12, with commercial production to follow in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expansion of throughput capacity of the concentrator; statements regarding the timing of completion and commissioning of Lines #1 and #2 of the concentrator; statement concerning the timing of pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits; statements concerning possible expansion scenarios for the Oyu Tolgoi Project; the statement that the electrical power transmission line stringing is expected to commence in spring 2012 and that imported power is expected to be available at the Oyu Tolgoi site in Q3’12; the statements regarding the plans to extend the electrical transmission power line from across the Mongolian border into the Inner Mongolian electrical grid; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese authorities regarding importing electrical power from China; the statements concerning the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Government of Mongolia; the statements concerning the construction of a power plant at Oyu Tolgoi; statements regarding the expectation of finalizing concentrate sales contracts in the next several months; statements concerning the expected markets for concentrate produced at the Oyu Tolgoi Project; statements related to the anticipated capital costs and the phase-one budget of the Oyu Tolgoi Project; statements concerning the revised expectations of the total phase-one budget to bring the Oyu Tolgoi Project into commercial production; statements regarding the timing of replacing the construction fleet with a mining fleet at the Oyu Tolgoi Project; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Government of Mongolia; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; statements concerning the timing of definitive agreements with Chinese smelters for concentrate produced at Oyu Tolgoi; statement regarding the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; statements regarding the expectation that the lenders for Oyu Tolgoi Project financing will finalize their due diligence later this year; statements related to the Company’s objective of having executed Oyu Tolgoi Project financing loan documentation in place in Q3’12; statements concerning the structure and amount of the conditional comprehensive financing plan with Rio Tinto; statements concerning the utilization of the interim funding facility provided by Rio Tinto and the repayment of the same from project financing; statements concerning other possible financing options for Ivanhoe Mines, including a rights offering; implementation of the Oyu Tolgoi Project’s training, activities and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the statements concerning the expected ash yields that can be achieved from coal wet washing facility; the statements concerning the planned upgrade of the Ovoot Tolgoi coal-handling facility during 2012; the statements concerning the expected timing of construction and the intended capacity of the planned paved highway from Ovoot Tolgoi to the Mongolia-China border; the statements concerning SouthGobi’s expected coal sales and prices in Q1’12 and related statements about border access; statements concerning the expected timing of commencement of the agreement between SouthGobi and Ejin Jinda; the statements concerning the creation of a separate transport agreement regarding the transportation of medium and higher-ash coals processed though Ovoot Tolgoi’s on-site dry coal handling facility, and the expected ash content and yield of these coals; the statements concerning the sufficiency of Ivanhoe Australia’s existing funds to develop the Cloncurry project portfolio; statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the Mount Dore pre-feasibility study and the Mount Elliott scoping study; statements concerning expected production throughput at the Osborne processing plant; planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 20 March 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT Vice President & Corporate Secretary